Exhibit 99.5

Consent to be Named as a Director Nominee

In connection with the filing by Akzo Nobel N.V. of the Registration Statement on Form F-4 with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of Akzo Nobel N.V. (which will undergo a name change upon the consummation of the transactions contemplated by that certain Merger Agreement, dated as of November 18, 2025, as it may be amended from time to time, by and between Axalta Coating Systems Ltd. and Akzo Nobel N.V.) in the Registration Statement and any and all amendments and supplements thereto. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

Dated: May 27, 2026

/s/ Carl D. Anderson II
Carl D. Anderson II